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                                         File No. 70-_______


                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549


              FORM U-1 APPLICATION-DECLARATION

                            UNDER

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



  Allegheny Energy, Inc.                 West Penn Power Company
   10435 Downsville Pike                  800 Cabin Hill Drive
Hagerstown, Maryland 21740            Greensburg, Pennsylvania 15601





                                             AYP Energy, Inc.
                                           10435 Downsville Pike
                                         Hagerstown, Maryland 21740


          (Name of companies filing this statement
        and addresses of principal executive offices)
                    _____________________
                   Allegheny Energy, Inc.

      (Name of top registered holding company parent of
                         applicants)

                  Thomas K. Henderson, Esq.
                       Vice President
                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                 Hagerstown, Maryland 21740

           (Name and address of agent for service)

 The Commission is requested to send copies of all notices,
      orders and communications in connection with this
                 Application-Declaration to:

                  Thomas K. Henderson, Esq.
                       Vice President
                    Allegheny Energy, Inc
                    10435 Downsville Pike
               Hagerstown, Maryland 21740-1766


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                        TABLE OF CONTENTS



Item 1.  DESCRIPTION OF PROPOSED TRANSACTIONS                       1

     A.   Introduction                                              1

     B.   Background and Regulatory Environment                     1

     C.   Overview of Requested Approvals                           2

               1.  Transactions Related to the Formation and
                       Capitalization of Energy Subsidiary          2

               2.  Transactions Related to the Formation and
                       Capitalization of GENCO                      3

               3.  GENCO Will Become a Subsidiary of Allegheny
                       Energy                                       4

               4.  Transactions Related to GENCO's Operations       4

     D.   Formation of Energy Subsidiary                            6

               1.  Contributions to Energy Subsidiary and
                       Transfer of Associated Liabilities           6

               2.  Dissolution of Energy Subsidiary                 7

     E.   Transfer of Generating Assets by West Penn and
            Acquisition of the Generating Assets by Energy
            Subsidiary                                              7

     F.   Assignment and Delegation by West Penn to Energy
            Subsidiary of West Penn's Rights and Obligations
            Under Certain Operating Agreements                      8

     G.   Formation of GENCO,  Transfer  of Generating Assets
            from Energy Subsidiary to GENCO and Acquisition of
            Generating Assets by GENCO                              9

               1.  Transfer of Generating Assets from Energy
                       Subsidiary to GENCO and Acquisition by
                       GENCO                                       10

               2.  Distribution of GENCO Limited Liability
                       Interests                                   10

               3.  Contributions to GENCO                          11

               4.  Rule 53 and Rule 58 Compliance                  11

     H.   Assignment and Delegation by Energy Subsidiary to
            GENCO of Energy Subsidiary's Rights and
            Obligations Under Certain Operating Agreements         11

     I.   Transfer of Assets of AYP Energy to GENCO and
            Assignment and Delegation by AYP Energy of AYP
            Energy's Rights and Obligations Under the Ft.
            Martin Operating Agreement                             12

                   TABLE OF CONTENTS (cont'd.)



     J.   Brokering, Trading and Marketing in the U.S.            13

     K.   Financing Authority                                     14

               1.  Guarantee Authority                            14

               2.  GENCO Independent Financing                    15

     L.   Lease of Certain Generating Assets by West
            Penn from GENCO and Proposed Operating
            Agreements to be Entered into with GENCO              15

     M.   Assignment by West Penn to Energy Subsidiary
            and Assignment by Energy Subsidiary to
            GENCO of the Output of Ohio Valley Electric
            Corporation                                           16


     N.   Transfer of West Penn's Ownership Interest in
            AGC to Energy Subsidiary and Assignment and
            Delegation of Certain Rights and Obligations
            in Connection Therewith, and Transfer of
            Such Interest, Rights and Obligations From
            Energy Subsidiary to GENCO                            17

     O.   Proposed Service Agreements with APSC                   19

     P.   GENCO to Sign Tax Allocation Agreement                  20

     Q.   Authorization Period and Reporting                      20


Item 2.   FEES, COMMISSION AND EXPENSES                           20


Item 3.   APPLICABLE STATUTORY PROVISIONS                         21


Item 4.   REGULATORY APPROVAL                                     25


Item 5.   PROCEDURE                                               25


Item 6.   EXHIBITS AND FINANCIAL STATEMENTS                       26

     A.   Exhibits                                                26

     B.   Financial Statements as of December 31, 1998            27


Item 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS                 27

Item 1.   DESCRIPTION OF PROPOSED TRANSACTIONS

     A.   Introduction

     Allegheny Energy, Inc. (formerly Allegheny Power

System, Inc.) ("Allegheny", which term, as used herein,

shall sometimes refer to Allegheny and/or its subsidiaries,

jointly or separately), West Penn Power Company ("West

Penn"), and AYP Energy, Inc. ("AYP Energy") request

authority to engage in the transactions described in Items

1.D through 1.P below from time to time, as applicable,

through December 31, 2007.  Allegheny is registered with the

Securities and Exchange Commission (the "Commission") as a

holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").  Monongahela Power Company

("Monongahela"),  The Potomac Edison Company ("Potomac

Edison") and West Penn are direct, wholly-owned public

utility subsidiaries of Allegheny.   Allegheny Generating

Company ("AGC"), which owns a 40% undivided interest in a

pumped-storage hydroelectric generating facility located in

Bath County, Virginia and related transmission facilities,

is jointly owned by West Penn, Potomac Edison and

Monongahela.  AYP Energy, owner of a 50% interest in Unit

No. 1 of the Ft. Martin Power Station located in Monongalia

County, Maidsville, West Virginia, is a wholly-owned utility subsidiary of AYP Capital, Inc., which is a wholly-owned

nonutility subsidiary of Allegheny.



     B.   Background and Regulatory Environment

     As the Commission is aware, deregulation of generation

has begun and competition at the retail level is now a

reality in Pennsylvania.  Allegheny's largest service

territory is in Pennsylvania.   It is the state in which

West Penn is incorporated and where its entire service

territory is located.  The Electricity Generation Customer

Choice and Competition Act, 66 Pa. C.S. Section 2801 et seq.

(together with regulatory interpretations, the "Pennsylvania

Deregulation Act") allowed two-thirds of West Penn's

generation load to choose its generation supplier beginning

January 2, 1999.   The remaining one-third will be permitted

to choose its generation supplier beginning January 2, 2000.



     In August 1997, West Penn was required to file a

restructuring plan with the Pennsylvania Public Utility

Commission (the "Pennsylvania PUC"), which, among other

things, unbundled generation from transmission and

distribution. The restructuring plan was contested and

became the subject of hearings.

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These hearings resulted in

a settlement that the Pennsylvania PUC approved on November

19, 1998 (the "Settlement Agreement").  See the Settlement

Agreement, and the Pennsylvania PUC's Final Opinion and

Order approving such settlement, attached hereto as Exhibits

D-1 and D-2, respectively.  The settlement authorized and

provided state regulatory pre-approval for West Penn to

transfer its generating assets to a new affiliate in the

Allegheny system (i.e., GENCO) at net book value.



     C.    Overview of Requested Approvals

     As set forth in greater detail below, Allegheny, West

Penn and AYP Energy hereby request, for themselves and, as

applicable, on behalf of Energy Subsidiary and GENCO (all as defined below), that the Commission approve the following

transactions through December 31, 2007:


          1.   Transactions Related to the Formation and
               Capitalization of Energy Subsidiary


           a.   the formation and  capitalization of a wholly-owned

                 subsidiary of West Penn (the "Energy  Subsidiary")

                 and the acquisition by West Penn of all of the limited

                 liability interests in Energy  Subsidiary;



           b.   the transfer by West Penn of all of its generating

                 utility assets (the "Generating Assets") to Energy

                 Subsidiary and the acquisition by  Energy Subsidiary of the

                 Generating Assets for cash and a note;



           c.   the issuance by Energy Subsidiary to West Penn of a

                 promissory note in complete or partial consideration for the

                 Generating Assets in a principal amount not in excess of the

                 Generating Assets' net book value ($990 million) secured by a purchase money mortgage on the Generating Assets;



            d.   the transfer by West Penn of its generation related

                 assets and net liabilities and debt, including outstanding pollution control and solid waste disposal

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                 notes (collectively referred to as the "Associated

                 Liabilities"), to Energy Subsidiary; capital contributions by West Penn of notes payable to Energy Subsidiary; and the acquisition by Energy Subsidiary of the Associated Liabilities

                 and such notes from West Penn;



            e.   capital contributions by Allegheny or West Penn to

                 Energy Subsidiary in the form of cash; the transfer of AGC shares held by West Penn and of certain rights to generation from the Bath Project (as defined herein) and obligations to

                 Energy Subsidiary and acquisition by Energy Subsidiary of

                 such shares and rights;



            f.   assignment by West Penn to Energy Subsidiary of its

                 rights and responsibilities under the Joint-Owner Operating

                 Agreements (as defined herein) and Energy Subsidiary's

                 assumption of these rights and obligations;



            g.   assignment by West Penn to Energy Subsidiary of all of

                 West Penn's rights to receive electrical energy generated by

                 Ohio Valley Electric Corporation ("OVEC") (as defined

                 herein) and obligations related to the OVEC Power Agreement

                 (as defined herein) and acceptance by Energy Subsidiary of such assignment;



          2. Transactions Related to the Formation and Capitalization of GENCO

               h.   the formation and capitalization of a wholly-owned

                 subsidiary of Energy Subsidiary ("GENCO")

                 and acquisition by Energy Subsidiary of

                 all of the limited liability interests in

                 GENCO;

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            i.   assignment by Energy Subsidiary to GENCO of its rights

                 and responsibilities under the Joint-Owner

                 Operating Agreements (as defined herein)

                 and GENCO's assumption of these rights and

                 obligations;



            j.   the transfer by Energy  Subsidiary of the Generating

                 Assets; the AGC shares and related rights

                 and obligations; other generation related

                 assets; notes payable to West Penn; and

                 the Associated Liabilities to GENCO in

                 exchange for the limited liability

                 interests of GENCO; and the acquisition by

                 GENCO of the Generating Assets,  the AGC

                 shares and related rights and obligations;

                 the Associated Liabilities and the notes

                 payable;



     3.GENCO Will Become a Subsidiary of Allegheny Energy

            k.   the distribution

                 of  GENCO limited liability interests by

                 Energy Subsidiary to West Penn, and by

                 West Penn to Allegheny and the acquisition

                 of such interests by West Penn and

                 Allegheny;



     4.Transactions Related to GENCO's Operations

             l.  the transfer of

                 AYP Energy's assets to GENCO and the

                 acquisition by GENCO of such generating

                 assets in exchange for the assumption of

                 the debt of AYP Energy by GENCO;



            m.   the assignment by

                 AYP Energy to GENCO of its rights and

                 responsibilities under the Joint-Owner

                 Operating Agreement for Ft. Martin Unit

                 No. 1



            n.   the brokering, trading and marketing by GENCO (and Energy

                 Subsidiary until the assets are

                 transferred) of energy commodities

                 throughout the United States;

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            o.   the obtaining by

                 GENCO of independent or parent-supported

                 financing using various methods,

                 including, but not limited to, bank

                 financing and/or bank credit support,

                 project financing, commercial paper

                 programs, sales of secured or unsecured

                 debt, notes (excluding the promissory note

                 described in (c) above), debentures and

                 issuances of equity, up to $500 million in

                 the aggregate;



            p.   the short-term

                 lease until January 2, 2000, by West Penn

                 from GENCO of a portion of the Generating

                 Assets providing approximately one-third

                 of the total electrical energy generating

                 capacity of the Generating Assets and

                 GENCO's entering into the Operating

                 Agreements (as defined herein), of such

                 leased Generating Assets;



            q.   GENCO's entering into the proposed Operating

                 Agreements (as defined herein), for the operation by

                 GENCO of all of the generating assets

                 owned by GENCO;



           r.   the assignment by

                 Energy Subsidiary to GENCO of all of

                 Energy Subsidiary's  rights to receive

                 electrical energy generated by the Ohio

                 Valley Electric Corporation ("OVEC") and

                 obligations related to the OVEC Power

                 Agreement (as defined herein) and the

                 acceptance by GENCO of such assignment;



            s.   the provision of services by ASPC (as defined

                 herein) to Energy Subsidiary and GENCO  pursuant to

                 proposed Service Agreements (as defined herein);

            t.   that Allegheny

                 Energy, Inc. may make loans, guarantees

                 and support agreements to and for GENCO

                 and any other type of investments in and

                 for GENCO as deemed necessary, through

                 December 31, 2007, up to an aggregate of

                 $900 million (in addition to the $500

                 million referred to in (o) above and in

                 addition to the promissory note referred

                 to in (c) above);



            u.   that GENCO will

                 become a signatory to the Tax Allocation

                 Agreement with all the system companies;



            v.   that the

                 Commission grant such other authorizations

                 as may be necessary in connection with the

                 transactions described in Items 1.D

                 through 1.P below;



     D.   Formation of Energy Subsidiary

     In connection with the formation of Energy Subsidiary,

a new, wholly-owned subsidiary of West Penn, the

transactions for which authorization under the Act is sought hereunder  include: (1) the completion of the steps

necessary for the formation of Energy Subsidiary, a limited

liability corporation to be organized under the laws of the

Commonwealth of Pennsylvania, as a new, wholly-owned

subsidiary of West Penn (see Exhibit A-1); and (2) the

issuance by Energy Subsidiary and the acquisition by West

Penn of all of the limited liability company interests in

Energy Subsidiary.



     Energy Subsidiary will own facilities for the

generation of electric energy.  Therefore, Energy Subsidiary will become an "electric utility company" as defined in

Section 2(a)(3) of the Act.



            1. Contributions to Energy Subsidiary and Transfer
               of Associated Liabilities

     Contributions by Allegheny or West Penn to Energy

Subsidiary may take the form of any combination of:  (1)

purchases of capital shares, partnership interests, member

interests in limited liability companies, trust certificates or other forms of equity interests (collectively, "Capital

Stock"); (2) open

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account advances without interest;

(3) loans; and (4) Guarantees, (as defined below), issued in support of securities or other obligations of Energy

Subsidiary.  West Penn will transfer the Associated

Liabilities with the other generation-related assets to

Energy Subsidiary.  West Penn will contribute notes payable

to and/or retire notes receivable from Energy Subsidiary.

The source of funds for direct or indirect contributions by

Allegheny to Energy Subsidiary will include: (1) dividends

received from operating companies that are derived from

proceeds of sales of energy to customers; and (2) other

available cash resources.  Loans by Allegheny or West Penn

to Energy Subsidiary will have interest rates and maturities that are designed to provide a return to Allegheny or West

Penn of not less than Allegheny's or West Penn's, as the

case may be, effective cost of capital.



     2.   Dissolution of Energy Subsidiary

          In addition, Allegheny plans to dissolve Energy

Subsidiary after all transfers described in Item 1 are

completed as Energy Subsidiary will then hold no assets and

GENCO will then be owned directly by Allegheny.  Legitimate

business reasons exist for the formation, capitalization and temporary existence of Energy Subsidiary because its

temporary existence (a) is essential in minimizing the tax

and transactional costs of reorganization and transition to

competition and (b) is necessary for the release of the

Generating Assets from the First Mortgage because West Penn,

the sole owner of Energy Subsidiary, must be the source of

cash for such release.  West Penn and Allegheny believe that these advantages offset the need to create a temporary

entity and is consistent with the decisions cited in this

Item and other applicable law.



          E.    Transfer of Generating Assets by West Penn and
                Acquisition of the Generating Assets by Energy Subsidiary

     West Penn requests authority to transfer the Generating

Assets to Energy Subsidiary at net book value, for Energy

Subsidiary  to acquire the Generating Assets,  and for

Energy Subsidiary to issue a promissory note, secured by a

purchase money mortgage on the Generating Assets, to West

Penn in complete or partial consideration therefor in a

principal amount not to exceed the net book value ($990

million) of the Generating Assets.

     The Generating Assets are encumbered by a First

Mortgage, dated March 1, 1916 (the "First Mortgage"),  in

favor of West Penn's bondholders.  The Chase Manhattan Bank

is the Successor Trustee (the "Trustee" under the First

Mortgage).  West Penn is working with the Trustee to release the Generating Assets from the lien of the First Mortgage,

in accordance with the provisions of the First Mortgage.

West Penn will follow the general release provisions of the

First Mortgage and transfer the Generating Assets to Energy

Subsidiary in exchange for a combination of cash and a

promissory note from Energy Subsidiary to West Penn, in an

amount not to exceed, collectively, the net book value of

the Generating Assets.  If a promissory note is issued to

the Trustee, it will be secured by a purchase money mortgage on the Generating Assets.  The cash and promissory note will be deposited with the Trustee, as required by the First

Mortgage.  West Penn will assign all of its rights under the promissory note to the Trustee for the benefit of West

Penn's bondholders under the First Mortgage.


          F.    Assignment and Delegation by West Penn to Energy
                Subsidiary of West Penn's Rights and Obligations
                Under Certain Operating Agreements


     As part of the restructuring arising from the

Pennsylvania Deregulation Act and the transfer of the

Generating Assets by West Penn to Energy Subsidiary, West

Penn will transfer to Energy Subsidiary its ownership

interests in four jointly-owned generation facilities (Ft.

Martin, 50% of Unit No. 2; Harrison; Hatfield's Ferry; and

Pleasants) that West Penn currently owns as tenant in common with Potomac Edison and Monongahela.  The transfer of these

ownership interests and the proposed restructuring also

require that West Penn assign and delegate all of its rights and obligations under certain operating agreements pursuant

to which either West Penn or its affiliate, Monongahela,

currently operates these generation facilities (the "Joint-

Owner Operation Agreements").  See Exhibits B-1 through B-5.



     Each of the Joint-Owner Operation Agreements allows

assignment and delegation of rights and obligations

thereunder when such assignment and delegation occur in

connection with the transfer of all of a party's ownership

interest in the generation plant from the party effecting

such transfer to the party accepting such assignment and

delegation.  Consequently, the Joint-Owner Operation

Agreements

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authorize the assignment and delegation described

in this Item 1.F in connection with the transfer of the

ownership interest in the generating plants subject to such

agreements from West Penn to Energy Subsidiary.



     All regulatory commissions having jurisdiction over the

parties to the Joint-Owner Operation Agreements approved the

Joint-Owner Operation Agreements, to the extent required,

at the time they were entered into.



     West Penn requests that the Commission approve the

assignment and delegation described in this Item  by West

Penn to Energy Subsidiary and Energy Subsidiary's assumption of all rights and obligations of West Penn under the Joint-

Owner Operating Agreements.



     In addition to West Penn's interest in the jointly-

owned power stations that it plans to transfer to Energy

Subsidiary, West Penn solely owns and operates the

Armstrong, Mitchell, Lake Lynn and Springdale power plants,

which it plans to transfer to Energy Subsidiary.  Energy

Subsidiary, as sole owner of these plants, will have the

right to operate them upon such transfer.



          G. Formation of GENCO, Transfer of Generating Assets from Energy Subsidiary to GENCO and Acquisition of Generating Assets by GENCO


     In connection with the formation of  GENCO, a new,

wholly-owned subsidiary of Energy Subsidiary, the

transactions for which authorization under the Act is sought hereunder  include: (1) the completion of the steps

necessary for the formation of GENCO, a limited liability

company to be formed initially as a new, wholly-owned

subsidiary of Energy Subsidiary (See Exhibit A-2); (2) the

issuance by GENCO and the acquisition by Energy Subsidiary

of all of the limited liability company interests in GENCO;

(3) the distribution by Energy Subsidiary of all the limited liability company interests in GENCO to West Penn and the

receipt of those interests by West Penn; (4)  the

distribution by West Penn of all the limited liability

interests in GENCO and the receipt of those interests by

Allegheny; and (5) one or more

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loans, guarantees or support

agreements  from Allegheny to GENCO of up to an additional

$500 million through December 31, 2007 for the purpose of

funding and/or supporting GENCO's preliminary development

activities and administrative costs associated with, among

other things, identifying and analyzing feasible generation

acquisition opportunities and initiating and contributing to any financing required in connection therewith.



     GENCO will own facilities for the generation of

electric energy.  Therefore,  GENCO will become an "electric utility company" as defined in Section 2(a)(3) of the Act.



          1. Transfer of Generating Assets from Energy Subsidiary to GENCO and Acquisition by GENCO

     Pursuant to the Pennsylvania PUC's Final Opinion and

Order, West Penn has been authorized and pre-approved to

transfer the Generating Assets to a new affiliate in the

Allegheny system.  Such a transfer will permit the new

affiliate to operate the assets efficiently in a competitive environment.  In addition, the removal of these assets from

the rate regulated entity (West Penn) will permit the new

entity (GENCO) to manage the assets in a manner that is more

conducive to market considerations.     In order to

facilitate these objectives, Energy Subsidiary will transfer the Generating Assets, associated assets, its ownership

interest in AGC, and the Associated Liabilities to GENCO in

exchange for all of the limited liability interests of

GENCO. The Generating Assets will be transferred subject to

the new purchase money mortgage that was put in place when

the Generating Assets were transferred to Energy Subsidiary.



          2.    Distribution of GENCO Limited Liability Interests

     West Penn requests authority for Energy Subsidiary to

distribute the limited liability interests ("Interests") it

holds in GENCO to West Penn and for West Penn to accept the

Interests.  West Penn also requests authority for it to

distribute the GENCO Interests in a dividend to Allegheny

and for Allegheny to accept the Interests.

          3.    Contributions to GENCO

     Contributions initially by Energy Subsidiary to GENCO

and subsequently by Allegheny to GENCO may take the form of

any combination of:  (1) purchases of member interests in

limited liability companies, or other forms of equity

interests (collectively, "Capital Stock"); (2) open account

advances without interest; (3) loans; and (4) Guarantees

issued in support of securities or other obligations of

GENCO.  The source of funds for contributions by Allegheny

to GENCO will include: (1) dividends received from operating companies that are derived from proceeds of sales of energy

to customers; and (2) other available cash resources.  Loans by Allegheny to GENCO will have interest rates and

maturities that are designed to provide a return to

Allegheny of not less than Allegheny's effective cost of

capital.



          4.    Rule 53 and Rule 58 Compliance

     If Allegheny provides funds to GENCO which are used to

invest in any exempt wholesale generator ("EWG") or foreign

utility company ("FUCO") (each as defined in the Act), the

amount of the investment will be included in the calculation of "aggregate investment" required under Rule 53 under the

Act.  In addition, to the extent that Allegheny provides

funds to GENCO which are used to invest in an energy-related company (within the meaning of Rule 58 under the Act), the

amount of the investment will be included in the calculation of "aggregate investment" required under Rule 58.


          H.    Assignment and Delegation by Energy Subsidiary to
                GENCO of Energy Subsidiary's Rights and Obligations Under Certain Operating Agreements


     In addition to other Generating Assets, Energy

Subsidiary will transfer to GENCO its ownership interests in the four generation facilities (Ft. Martin, 50% of Unit

No.2; Harrison; Hatfield's Ferry; and Pleasants) it received from West Penn that GENCO will own as tenant in common with

Potomac Edison and Monongahela.  The transfer of these

ownership interests and the proposed restructuring also

require that Energy Subsidiary assign and delegate all of

its rights and obligations under the "Joint-Owner Operation

Agreements".

Each of the Joint-Owner Operation Agreements allows

assignment and delegation of rights and obligations

thereunder when such assignment and delegation occurs in

connection with the transfer of all of a party's ownership

interest in the generation plant from the party effecting

such transfer to the party accepting such assignment and

delegation.  Consequently, the Joint-Owner Operation

Agreements authorize the assignment and delegation described in this Item 1. in connection with the transfer of the

ownership interest in the generating plants subject to such

agreements from Energy Subsidiary to GENCO.



     All regulatory commissions having jurisdiction over the

parties to the Joint-Owner Operation Agreements approved the

Joint-Owner Operation Agreements, to the extent required,

at the time they were entered into.



     For these reasons, West Penn requests that the

Commission approve the assignment and delegation by Energy

Subsidiary to GENCO and GENCO's assumption of all rights and obligations of Energy Subsidiary under the Joint-Owner

Operating Agreements.



     In addition to Energy Subsidiary's interest in the

jointly-owned power stations, it solely will own and operate the Armstrong, Mitchell, Lake Lynn and Springdale power

plants, which it plans to transfer to GENCO.  GENCO, as sole owner of these plants, will have the right to operate them

upon such transfer.



     I.   Transfer of Assets of AYP Energy to GENCO and
          Assignment and  Delegation by AYP Energy of AYP
          Energy's Rights and Obligations Under the Ft.
          Martin Operating Agreement

     AYP Energy requests authority to transfer the assets of

AYP Energy to GENCO in exchange for assumption of the

outstanding debt of AYP Energy by GENCO.   AYP Energy's only

asset is a 50% interest in Unit No. 1 at the Ft. Martin

Generating Station.  In order to have a more efficient and

streamlined operation, Allegheny plans to consolidate its

generation assets under one entity.

     AYP Energy further requests authority, in connection

with the transfer of its assets to GENCO, to assign and

delegate all of its rights and obligations under the

operating agreement pursuant to which Monongahela currently

operates the Ft. Martin Power Station (the "Operating

Agreement").  The Operating Agreement allows assignment and

delegation of rights and obligations there when such

assignment and delegation occur in connection with the

transfer of all of a party's ownership interest in the

generation plant from the party effecting such transfer to

the party accepting such assignment and delegation.

Consequently, the Operating Agreement authorizes the

aforementioned assignment and delegation in connection with

the transfer of the ownership interest in Ft. Martin Unit

No. 1, subject to such agreement from AYP Energy to GENCO.



     All regulatory commissions over the parties to the

Operating Agreement approved the Operating Agreement, to the extent required, at the time it was entered into.



     For these reasons, AYP Energy requests that the

Commission approve the assignment and delegation by AYP

Energy to GENCO and GENCO's assumption of all rights and

obligations of AYP Energy under the Operating Agreement.



     J.   Brokering, Trading and Marketing in the U.S.

     Energy Subsidiary (for a short period of time, prior to

completion of the transfer of assets to  GENCO) and GENCO

propose to engage in all forms of brokering, marketing and

trading transactions involving electricity and other types

of energy commodities and hedging and/or financial

transactions associated therewith, including  derivatives,

future contracts, options and swaps, including, without

limitation, electric power, oil, natural and manufactured

gas, emission allowances, coal, refined petroleum products

and natural gas liquids and to provide incidental related

services to customers, such as fuel management, storage and

procurement services.  Energy Subsidiary and GENCO would

engage in such
activities without regard to the location or

identity of customers or source of revenues; provided,

however, that only with approval of the Federal Energy

Regulatory Commission ("FERC") under the Federal Power Act

(see Exhibit D-3) will GENCO sell electricity to any of

Allegheny's electric utility subsidiaries, Monongahela,

Potomac Edison and West Penn.  GENCO will not make any sales of electricity or natural gas to retail customers in any

state unless authorized or permitted to make such sales

under the laws of that state.  GENCO will have the right to

sell at retail in Pennsylvania and will be assuming any

unregulated retail transactions and programs already

underway at West Penn that are connected to the Generating

Assets.  Under West Penn's 1998 Pennsylvania electric

restructuring settlement and the Pennsylvania PUC's Final

Order, GENCO is prohibited from selling electricity at

retail to customers in West Penn's geographic service

territory until January 1, 2004 (except for industrial and

commercial customers with locations both outside and inside

West Penn's service territory).



     K.   Financing Authority

          1.  Guarantee Authority

     Allegheny seeks increased finance authority to

facilitate the growth of its non-rate-regulated businesses,

including GENCO.  In particular, trading, marketing and

brokering activities, although not necessarily capital

intensive, generally require significant parent guarantees.

Guarantees may also be utilized as credit support for GENCO.

Allegheny's management currently intends to increase its

energy marketing operations over the next eight years.  A

corresponding increase in guarantee authority is necessary

if the energy marketing segment of Allegheny's business is

expected to achieve its goal of increasing operating income

from non-rate-regulated businesses in the next few years.

Allegheny proposes, through December 31, 2007, to issue

additional guarantees or provide other forms of credit

support or enhancements (collectively, "Guarantees") to, or

for the benefit of, GENCO in an aggregate amount not to

exceed an additional $900 million.  Guarantees may take the

form of Allegheny agreeing to  guarantee, to undertake

reimbursement obligations, to assume liabilities or to

assume other obligations with   respect to, or to act as

surety on, bonds, letters of credit, evidences of

indebtedness, equity commitments, performance and other

obligations undertaken by GENCO.

     The terms and conditions of the Guarantees will be

established through arm's-length negotiations based upon

current market conditions. Any Guarantee issued will be

without recourse to any of the Allegheny system operating

companies to the extent not authorized under Rule 52 under

the Act.



          2.    GENCO Independent Financing

     In connection with its daily operations and to achieve

its business goals, it will be necessary for GENCO to obtain independent or parent-supported financing.  This financing

is currently expected to take, without limitation, the form

of bank financing and/or bank credit support , project

financing, commercial paper programs, sales of secured or

unsecured debt, notes, debentures and issuances of equity.

GENCO requests that this Commission authorize it to obtain

financing up to an aggregate of $500 million, which is in

addition to parent support and guarantees of up to an

additional $900 million.



          L.    Lease of Certain Generating Assets by West Penn
                From GENCO and Proposed Operating Agreements to be entered into with GENCO


     Pursuant to the Pennsylvania Deregulation Act, until

January 2, 2000 one-third of West Penn's

customer load will not be deregulated.  Therefore, it will

be necessary for West Penn to continue directly to supply

the generation needs of such customers until January 2,

2000.  Accordingly, West Penn requests permission to lease a portion of the Generating Assets from GENCO that will

provide approximately one-third of the total electrical

energy generating capability available from those Generating

Assets.  The amounts payable by West Penn under the lease

described in this section will be computed in accordance

with Rules 90 and 91 under the Act and other applicable

rules and regulations.   During the lease, GENCO will

operate that portion of the Generating Assets leased to West

Penn pursuant to operating agreements (collectively, the

"Operating Agreements") to be entered into at the time of

such lease.  Authorization is hereby sought for GENCO to

enter into each of the proposed Operating Agreements with

West Penn substantially in the form of Exhibit B-2 hereto

for the operation of all other Generating Assets owned by GENCO. It is currently expected that the lease, and the

Operating Agreements will terminate on January 2, 2000.



     M.   Assignment by West Penn to Energy Subsidiary and
          Assignment by Energy Subsidiary to GENCO of the Output of Ohio Valley Electric Corporation

     In connection with its proposed restructuring and in

order to more effectively and efficiently compete in the

deregulated environment brought about by the Pennsylvania

Deregulation Act and as authorized by the Pennsylvania  PUC

Deregulation Settlement Order, West Penn intends not only to transfer the Generating Assets but also its rights and

obligations under the OVEC Power Agreement (as defined

below) to Energy Subsidiary which will then transfer the

same to GENCO..



     OVEC is an investor-owned utility furnishing electric

service in the Ohio River Valley area that was formed for

the purpose of providing large electric power requirements

for a major uranium enrichment complex built by the Atomic

Energy Commission near Portsmouth, Ohio.  Allegheny Energy,

Inc. has a 12.5% ownership interest in OVEC.  Allegheny

Energy, Inc., OVEC and other investor-owned utilities

entered into an Inter-Company Power Agreement, dated July

10, 1953 (the "OVEC Power Agreement") by which the parties

thereto allocated each utility's share of the power

generated by OVEC and by the Indiana-Kentucky Electric

Corporation.  See Exhibit B-8.  Under the OVEC Power

Agreement, Allegheny Energy, Inc. assigned to West Penn, the right to receive 7% of the power participation benefits of

OVEC.  As part of the restructuring described herein, West

Penn plans to transfer these rights to a portion of OVEC's

generation capacity obligation and benefits to Energy

Subsidiary, and then to GENCO.



     The OVEC Power Agreement permits assignment and

delegation of the rights and obligations thereunder, subject to the consent of all of the parties thereto.  West Penn

plans to obtain any necessary consents before assigning its

rights and obligations under the OVEC Power Agreement to

Energy Subsidiary and then to GENCO.

     All regulatory commissions having jurisdiction over the

parties to the OVEC Power Agreement  approved the OVEC Power

Agreement, to the extent required, at the time it was

entered into.  West Penn requests that the Commission

approve West Penn's assignment to Energy Subsidiary and then

Energy Subsidiary's assignment to GENCO of West Penn's

rights under the OVEC Power Agreement and Energy

Subsidiary's and GENCO's acceptance of such assignments.



          N. Transfer of West Penn's Ownership Interest in AGC to Energy Subsidiary and Assignment and Delegation of Certain Rights and Obligations in Connection Therewith, and Transfer of Such Interest, Rights and Obligations From Energy Subsidiary to GENCO.


     As part of the restructuring arising from the

Pennsylvania Deregulation Act and Settlement Order, West

Penn intends to transfer to Energy Subsidiary not only its

ownership interests in generation facilities and assets, but also its ownership interests in its subsidiary engaged in

the business of electricity generation and of other

generation interests assets and liabilities arising from

such ownership interests.



     West Penn currently owns 45% (450 shares) of the common

stock of AGC.  Monongahela and  Potomac Edison own 27% and

28% of the common stock of AGC, respectively.  (See Exhibit

B-9 (the "Bath Equity Agreement")).  West Penn acquired its

ownership interest in AGC in 1981 in connection with the

development of the Bath County Pumped Storage Project (the

"Bath Project").



     AGC and Virginia Electric and Power Company are the

owners as tenants in common of the Bath Project.  Each is

entitled, under the Project Construction and Purchase

Agreement, dated June 17, 1981 (the "Bath Project

Agreement"), to a portion of the Bath Project's generating

capacity.  The shareholders of AGC, in turn, have allocated

among themselves under the APS Power Agreement dated as of

August 24, 1981 (the "APS Power Agreement" and, together

with the Bath Equity Agreement, the "AGC Agreements"), the

power generated by the Bath Project to which AGC is entitled under the Bath Project Agreement.  See Exhibit B-10.  West

Penn, therefore, currently is entitled to a portion of the

generating capacity of the Bath Project.

     As part of the deregulation and restructuring described

herein, West Penn plans to transfer its ownership interest

in AGC to Energy Subsidiary, in exchange for equity

interests in Energy Subsidiary.  The Bath Project Agreement

permits the transfer of shares of AGC from West Penn to

Energy Subsidiary because Energy Subsidiary will be an

"Affiliate" of West Penn, as this term is defined in such

agreement.  The Bath Equity Agreement allows the transfer of shares of AGC from West Penn to Energy Subsidiary, subject

only to the consent of Potomac Edison and Monongahela. West

Penn plans to assign its rights and obligations under the

APS Power Agreement to Energy Subsidiary.



      Energy Subsidiary plans to transfer its newly acquired

ownership interest in AGC to GENCO in exchange for equity

interests in GENCO.  The Bath Project Agreement permits the

transfer of  AGC shares from  Energy Subsidiary to GENCO

because GENCO will be an "Affiliate" of Energy Subsidiary,

as this term is defined in such agreement.   The Bath Equity

Agreement allows the transfer of shares of AGC from Energy

Subsidiary to GENCO, subject only to the consent of Potomac

Edison and Monongahela.  Energy Subsidiary plans to assign

its rights and obligations under the APS Power Agreement to

GENCO.



     Allegheny has previously filed the AGC Agreements with

the Commission.  All regulatory commissions having

jurisdiction over the parties thereto, including state

public utility commissions and the FERC, have approved the

AGC Agreements.   For these reasons, Allegheny requests that

the Commission approve (a) West Penn's transfer of the AGC

shares to Energy Subsidiary, (b) West Penn's assignment and

delegation to Energy Subsidiary of its rights and

obligations under the APS Power Agreement, (c) Energy

Subsidiary's acquisition of the AGC shares, and (d) Energy

Subsidiary's assumption of  rights and obligations under the

APS Power Agreement.  Moreover, Allegheny requests that the

Commission approve (a) Energy Subsidiary's transfer of the

AGC shares to GENCO, (b) Energy Subsidiary's assignment and

delegation to GENCO of its rights and obligations under the

APS Power Agreement, (c) GENCO's acquisition of the AGC

shares, and (d) GENCO's assumption of  rights and

obligations under the APS Power Agreement.

     O.   Proposed Service Agreements with APSC

     Initially, Allegheny anticipates that Energy Subsidiary

and GENCO will not have their own paid employees.  It is

likely that personnel employed by Allegheny Power Service

Corporation ("APSC"), a service company approved by the

Commission under Section 13 of the Act and Rule 88

thereunder (see HCAR 14966), will provide a wide range of

services on an as-needed basis to those companies pursuant

to service agreements ("Service Agreement") to be entered

into between each of those companies and APSC.



     The proposed Service Agreements will take effect upon

Commission approval thereof and will be similar in all

material respects to those service agreements which APSC has signed with each of Monongahela, Potomac Edison, West Penn,

AGC, AYP Capital, Inc. ("AYP Capital") and subsidiaries of

AYP Capital.  Under the proposed service agreements, APSC

will render to Energy Subsidiary and GENCO at cost computed

in accordance with Rules 90 and 91 under the Act and other

applicable rules and regulations, various technical,

engineering, accounting, administrative, financial,

purchasing, computing, managerial, operational and legal

services. APSC will account for, allocate and charge its

costs of the services provided on a full cost reimbursement

basis under a work order system consistent with the Uniform

System of Accounts for Mutual and Subsidiary Service

Companies. The time APSC employees spend working for Energy

Subsidiary and  GENCO will be billed to and paid by each of

those companies on a monthly basis, based upon time records.

Each company will maintain separate financial records and

detailed supporting records. The proposed form of Service

Agreement to be entered into is filed as Exhibit B-11.



     Energy Subsidiary and GENCO may also determine from

time to time that it is efficient and advantageous to have

certain development activities performed by unaffiliated

third parties.  Such arrangements will be on a fee-for-

service negotiated basis at market rates.

     P.   GENCO to Sign Tax Allocation Agreement

     GENCO requests authority to participate in the Tax

Allocation Agreement for Allegheny.  GENCO plans to sign as

a participant when it receives permission from the

Commission to be formed as a subsidiary of Energy

Subsidiary.



     Q.   Authorization Period and Reporting

     Rule 24 (c)(1) under the Act provides, in pertinent

part, that unless otherwise designated in an application or

declaration, every order is subject to a requirement that

the transaction proposed be carried out within 60 days of

the date of such order.  To avoid the situation in which the

Applicants fail to designate an alternative period,

Applicants hereby designate the period from the date of the

order in this matter to the expiration of the authority

under this order as the period in which they will carry out

the transactions authorized in this order, or previously

authorized by Commission order, in accordance with the terms and conditions of, and for the purposes as authorized by,

the relevant orders.



     Applicants request that Energy Subsidiary and GENCO be

authorized to report, annually in an Annual Report on Form U-

13-60 under the Act, the following information:  (a) each

investment made by Allegheny or West Penn in those companies during the immediately prior year; (b) a general description of the activities of each company in the immediately prior

year; (c) the number of APSC employees providing services to each company on a regular basis during the immediately prior year; and (d) the revenues and expenses of each company

during the immediately prior year.  The foregoing shall be

in lieu of any certificates of completion or partial

completion otherwise required by Rule 24 under the Act.  If

any report contains confidential or proprietary business or

commercial information, confidential treatment under Rule

104 under the Act may be sought at such time.



Item 2.   FEES, COMMISSIONS AND EXPENSES

     Estimated fees and expenses are expected to be incurred

by Applicants in connection with the transactions described

above will be filed by amendment.

Item 3.   APPLICABLE STATUTORY PROVISIONS

     Applicants are informed by counsel that the proposed

transactions are or may be directly or indirectly subject to

Sections 6, 7, 9, 10, 11, 12 and 13 of the Act and Rules 46

and 54 under the Act.



     To 1the extent that other sections of the Act or the

Commission's rules thereunder are deemed to be applicable to the transactions described herein, such sections and rules

should be considered to be set forth in this Item 3.



     Section 9(a)(1) provides that unless the acquisition

has been approved by the Commission under Section 10, it

shall be unlawful for any registered holding company or any

subsidiary company thereof  "to acquire, directly or

indirectly, any securities or utility assets or any other

interest in any business."



     Applicants believe that the proposed transactions

described herein which are subject to Section 9(a) of the

Act satisfy the standards of Section 10 of the Act.



     The transactions described herein comply with all

applicable state laws and, as described above, are in

response to state laws, in particular the Pennsylvania

Deregulation Act, mandating deregulation and the

introduction of competition in the retail electrical

generation market, and do not tend toward interlocking

relations or the concentration of public utility companies.

Moreover, the deregulation of, and the introduction of

competition in, the retail electrical generation market have been enacted specifically to benefit the public interest and the interests of investors and consumers; as the

transactions described herein are being effected to comply

with and to further such legislative initiatives, they

likewise should be of benefit to the public interest and the interests of investors and consumers.



     Applicants also believe that the consideration to be

paid in connection with the transactions described herein is fair and reasonable.  Indeed, the Pennsylvania PUC has

determined that the price (i.e.,
net book value) to be paid

to West Penn by Energy Subsidiary for the Generating Assets

is fair and reasonable.  See Washington Gas Light Company,

Washington and Suburban Companies, 5 SEC 576, 579.



     Applicants believe that the transactions described in

Item 1 do not unduly complicate the capital structure of the

Allegheny holding company system and are in the public

interest and in the interest of investors and consumers.

Applicants also believe that the transactions described in

Item 1 will tend toward the proper functioning of the

Allegheny holding company system in a partly deregulated,

partly regulated operating environment and, as a

consequence, toward the economical and efficient development of an integrated public utility system.



     The transactions described in Item 1 are, in the

context of deregulation and competition in the retail

electrical generation market, "reasonably incidental, or

economically necessary and appropriate to" the operations of a registered electric utility holding company system such as

Allegheny.  See Holding Company Act Release No. 26,211.

These transactions will enable the Allegheny system to offer competitive generation in the deregulated retail market,

thus they tend toward the economical and efficient

development of an integrated public utility system.



     The various transfers of assets and equity securities

and the formation of Energy Subsidiary and GENCO described

in Item 1 would not result in the existence of any company

in the holding company system that would unduly or

unnecessarily complicate the structure, or unfairly or

inequitably distribute voting power among security holders,

of the Allegheny holding company system.  The creation of

the new subsidiaries is necessary to adapt to competition in the deregulated retail generation industry and to minimize

the costs of the transition to competition.  As noted in

Item 1, the transfers and the formation of new subsidiaries

(a) are a result of the Settlement Agreement and

Pennsylvania PUC approval thereof and the Pennsylvania

Deregulation Act, (b) will allow West Penn to continue to

serve the needs of its regulated customers while gearing

Allegheny for competition in the deregulated retail

generation market, (c) will remove the Generating Assets

from rate-regulated West Penn, (d) will allow GENCO to

manage and
operate the Generating Assets with due regard to

market considerations, and (e) will increase the flexibility for financing activities on cost-effective terms that

reflect the costs of capital for each area of business

activity.  After all transfers and actions described in Item

1 are completed, redundant organizational structures will

not remain.   See Entergy Corp., Holding Company Act Release

No. 25, 952 (Dec. 17, 1993).  For these reasons, the

resulting increased efficiency of operations significantly

offsets the added complexity.  See Wisconsin's Environmental

Decade, Inc. v SEC, 882 F.2d 523, 527 (D.C. Cir. 1989);

Northeast Utilities, Holding Company Act Release No. 25,221

(Dec. 21, 1990); Entergy Corp., Holding Company Act Release

No. 25, 136 (Aug. 27, 1990).



     In addition, Allegheny plans to dissolve Energy

Subsidiary after all transfers described in Item 1 are

completed as Energy Subsidiary will then hold no assets and

GENCO will then be owned directly by Allegheny.  Legitimate

business reasons exist for the formation, capitalization and temporary existence of the Energy Subsidiary because its

temporary existence (a) is essential in minimizing the tax

and transactional costs of reorganization and transition to

competition and (b) is necessary for the release of the

Generating Assets from the First Mortgage because West Penn,

the sole owner of Energy Subsidiary, must be the source of

cash for such release.  The release provisions of the First

Mortgage Bond Indenture require sale of the Generating

Assets by West Penn.  For tax reasons, this sale is

structured between West Penn and its single member LLC.

Such sale does not result in taxable income because sales

between a company and its single member LLC that is taxed as a flow-through entity is disregarded.  After this sale is

executed, a transfer to GENCO can be made as a tax-free

reorganization.  The applicants believe that these

advantages offset the need to create a temporary entity and

are consistent with the decisions cited in this Item and

other applicable law.



          For all of the foregoing reasons, Applicants

believe that the transactions described in Item 1 meet the

requirements of and are entirely consistent with the

principles behind Sections 9, 10 and 11 of the Act.

     Allegheny expects that the distribution of the

Interests of GENCO by Energy Subsidiary to West Penn and,

then, by West Penn to Allegheny, in each instance will be a

dividend out of "capital or unearned surplus" within the

meaning of Rule 46 under the Act.  Applicants believe that,

in the overall context of the transactions described in Item

1, the interests of each security holder at the time of such distributions (West Penn with respect to Energy Subsidiary

and Allegheny with respect to West Penn) and of the public

will not be adversely affected by such distributions.  While the distributions are being structured as such in order to

minimize the tax burden on the Applicants (which also

benefits the sole security holder of Energy Subsidiary or

West Penn, as the case may be, and indirectly, the public),

the distributions are fundamentally meant to effect the

transfer by West Penn of the Generating Assets to an

affiliate in the Allegheny system in accordance with the

Settlement Agreement and Final Opinion and Order of the

Pennsylvania PUC described herein.  The distributions will

be the final step in the reduction of the capitalization of

West Penn and the reorganization of the Allegheny system, in accordance with, and fulfillment of, the regulations and

legislative policies and objectives that culminated in

deregulation of and competition in electrical generation in

Pennsylvania, as described herein.  The distributions are

clearly not intended to harm the interests of West Penn or,

ultimately, Allegheny, who will continue to own the assets

transferred by such distributions.  Moreover, in that the

regulated parts of West Penn's business (transmission and

distribution) which are not subject to deregulation and

competition will continue to be owned directly by West Penn,

West Penn and the public which it serves will not be subject to the impact of deregulation and competition on West Penn's former generation business and will, to a large degree, be

protected from the uncertainties and possible losses

affecting generation in a competitive and deregulated retail environment.  For these reasons, Applicants believe that the proposed distributions are entirely consistent with the

policies and principles behind Section 12 of the Act and

request that the proposed distributions from energy

Subsidiary to West Penn and from West Penn to Allegheny

described in Item 1 be approved.



     Rule 54 under the Act provides that in determining

whether to approve certain transactions other than those

involving EWGs and FUCOs , the Commission will not consider

the effect of the capitalization
or earnings of any

subsidiary which is an EWG or FUCO upon a registered holding company system if Rules 53(a), (b) and (c) under the Act are satisfied.  Rules 53(a), (b) and (c) under the Act are

satisfied.



Item 4.   REGULATORY APPROVAL

     The proposed transactions have been authorized and pre-

approved to the extent required by the Pennsylvania PUC.

However, West Penn intends to request a certificate from the

Pennsylvania PUC specifically authorizing the proposed

transactions.  The FERC must approve: (a) the transfer of

the license at the Lake Lynn generating facility to Energy

Subsidiary and then to GENCO in connection with the transfer of such facility first to Energy Subsidiary and later to

GENCO; (b) the transfer to Energy Subsidiary of the stock of

AGC held by West Penn and  the assignment and delegation to

Energy Subsidiary by West Penn of its rights and obligations under the APS Power Agreement; (c) the transfer to GENCO of

the AGC stock held by Energy Subsidiary and the assignment

and delegation to GENCO by Energy Subsidiary of its rights

and obligations under the APS Power Agreement; and (d) the

transfer of West Penn's rights under the OVEC Agreement to

Energy Subsidiary and later to GENCO.  Applications for such

FERC approval will be made.  No other regulatory agency,

other than the Securities and Exchange Commission, has

jurisdiction over the proposed transactions.



Item 5.   PROCEDURE

     It is requested that the Commission's order granting

this Application or Declaration be issued on or before July

15, 1999.   There should be no recommended decision by a

hearing or other responsible officer of the Commission and

no 30-day waiting period between the issuance of the

Commission's order and its effective date.  Applicants

consent to the Division of Corporate Regulation's assisting

in the preparation of the Commission's decision and order in this matter, unless the Division opposes the transactions

covered by this Application or Declaration.

Item 6.   EXHIBITS AND FINANCIAL STATEMENTS

     A.   Exhibits

          A-1  Certificate of
               Organization of Energy Subsidiary, including
               Operating Agreement (to be filed by
               amendment).

          A-2  Certificate of
               Organization of GENCO, including Operating
               Agreement (to be filed by amendment).

          B-1  Fort Martin Unit No.
               2 Construction and Operating Agreement, dated
               December 30, 1965, among Monongahela, Potomac
               Edison, and West Penn (to be filed, or
               incorporated by reference, by amendment).

          B-2  Pleasants Power
               Station Construction and Operating Agreement, dated as of September 15, 1977, among Monongahela, Potomac Edison and West Penn (to be filed, or incorporated by reference, by amendment).

          B-3  Hatfield's Ferry
               Power Station Construction and Operating
               Agreement, dated April 20, 1968, among
               Monongahela, Potomac Edison and West Penn (to be filed, or incorporated by reference, by amendment).

          B-4  Harrison Power
               Station Construction and Operating Agreement, dated as of March 31, 1971, among Monongahela, Potomac Edison and West Penn (to be filed, or incorporated by reference, by amendment).

          B-5  Form of Assignment
               of each Joint-Owner Operating Agreement (to be filed by amendment).

          B-6  Form of Proposed
               Operating Agreement between West Penn and
               Energy GENCO (to be filed by amendment).

          B-7  Lease of Certain
               Generating Assets between GENCO, as Lessor, and West Penn, as Lessee (to be filed by amendment).

          B-8  Inter-Company Power
               Agreement among Ohio Valley Electric
               Corporation, West Penn and the other parties thereto, dated July 10, 1953, as modified (to be filed, or incorporated by reference, by amendment).

          B-9  Equity Agreement
               among Monongahela, Potomac Edison and West
               Penn, dated June 17, 1981, as amended (to be filed, or incorporated by reference, by amendment).

          B-10 APS Power Agreement
               among, Monongahela, Potomac Edison, West Penn and AGC, dated August 24, 1981 (to be filed, or incorporated by reference, by amendment).

          B-11 Form of Service
               Agreement to be entered into between
               Allegheny Power Service Corporation and
               Energy Subsidiary and APSC and GENCO (to be filed by amendment).

          D-1  Application of West
               Penn for Approval of its Restructuring Plan under Section 2806 of the Public Utility
               Code, dated November 3, 1998 ( to be filed by amendment).

          D-2  Final Opinion and
               Order of Pennsylvania Public Utility
               Commission Approving West Penn's
               Restructuring Plan, dated November 19, 1998
               (to be filed by amendment).

          D-3  Approval of FERC
               regarding Brokering and Marketing Activities of Energy Subsidiary and GENCO (to be filed by amendment).

          D-4  Approval of FERC
               regarding Transfer of Lake Lynn Generating
               Facility (to be filed by amendment).

          D-5  Approval by FERC
               regarding Transfer of Shares of AGC from West
               Penn to Energy Subsidiary (to be filed by amendment).

          D-6  Approval by FERC
               regarding transfer of shares of AGC from Energy Subsidiary to GENCO (to be filed by amendment).

          D-7  Approval by FERC of
               transfer of West Penn's rights under the OVEC
               Agreement to GENCO.

          F    Opinion of Counsel
               (to be filed by amendment).

          G-1  Allegheny Energy,
               Inc.'s Financial Data Schedule (pro forma)
               (to be filed by amendment).

          G-2  Allegheny Energy,
               Inc.'s Financial Data Schedule (actual). (To be filed by amendment)

          H    Form of Notice (to be filed by amendment).


     B.   Financial Statements as of December 31, 1998

          FS-1 Allegheny Energy,
               Inc. and subsidiaries consolidated balance sheet, per books and pro forma (to be filed by amendment).

          FS-2 Allegheny Energy,
               Inc. and subsidiaries consolidated statement of income and retained earnings, per books and pro forma (to be filed by amendment).



Item 7.        INFORMATION AS TO ENVIRONMENTAL EFFECTS

     A.   The authorizations applied for herein do not

require major federal action significantly affecting the

quality of the human environment for purposes of Section

102(2)(C) of the National Environmental Policy Act (42

U.S.C. 4232(2)(C)).



     B.   Not applicable.

                          SIGNATURE


     Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, the undersigned companies have

duly caused this statement to be signed on their behalf by

the undersigned thereunto duly authorized.


                              ALLEGHENY ENERGY, INC.


                              By /s/ Thomas K. Henderson
                              Thomas K. Henderson, Esq.
                              Vice President



                              WEST PENN POWER COMPANY


                              By /s/ Thomas K. Henderson
                              Thomas K. Henderson, Esq.
                              Vice President


                              AYP ENERGY, INC.


                              By /s/ Thomas K. Henderson
                              Thomas K. Henderson, Esq.
                              Vice President



Dated: April 16, 1999